
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

May 26, 2023

Jorge Martell
Chief Financial Officer
OneSpan Inc.
121 West Wacker Drive, Suite 2050
Chicago, Illinois 60601

> **Re: OneSpan Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **File No. 000-24389**

Dear Jorge Martell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Annual Recurring Revenue, page 45

1. You disclose that annual recurring revenue ("ARR"), defined as "approximate annualized value of our customer recurring contracts as of the measurement date," is an operating metric used to measure the health of your business. We also note that subscription revenue appears to include on-premises term-based license revenue, for which revenue is recognized at a point-in-time. Please expand your disclosure to address the following and advise us.
   - Clarify how the up-front revenue received from term licenses is factored into your ARR calculation. Address whether you annualize revenue recognized or invoiced amounts.
   - Clarify whether ARR reflects any actual or anticipated reductions of revenue due to contract non-renewals or cancellations, and discuss any limitations present as a result.
   - Disclose the renewal rates for subscription arrangements for each period presented to

    support your assumptions.
- Describe how ARR differs from GAAP revenue and specifically address the timing of revenue recognition related to the license performance obligation.
- Provide us with your proposed disclosure responsive to the concerns noted above. Refer to SEC Release 33-10751.

Key Business Metrics and Non-GAAP Financial Measures
Adjusted EBITDA, page 46

2. We note the adjustment for Long-term incentive compensation in the table that reconciles net loss as reported on your consolidated statements of operations to non-GAAP Adjusted EBITDA. We also note your disclosure on page 36 that "Long-term incentive plan compensation expense includes both cash and stock-based incentives." Regarding the cash compensation included in the adjustment, please revise or advise us how you determined it would be appropriate to exclude normal, recurring, cash operating expenses necessary to operate your business from a non-GAAP performance measure such as Adjusted EBITDA. Please refer to Q&A 100.01 of the C&DI on Non-GAAP Financial Measures.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Technology